Exhibit 4.1(D)
SECOND AMENDMENT
TO
SECOND AMENDED AND RESTATED
TERM LOAN AGREEMENT

This Second Amendment (“Second Amendment”), dated as of December 20, 2004 is made by and between SERVOTRONICS, INC. (“Borrower”), a Delaware corporation having its principal office at 1110 Maple Street, P.O. Box 300, Elma, New York 14059 and FLEET NATIONAL BANK, a Bank of America company which is a national banking association and successor to Fleet Bank, with an office at Bank of America Building, Ten Fountain Plaza, Buffalo, New York 14202 (“Bank”).

Statement of the Premises

Borrower and Bank have previously entered into a Second Amended and Restated Term Loan Agreement dated February 26, 1999, as amended by First Amendment to Second Amended and Restated Term Loan Agreement dated as of December 17, 1999 (as amended, the “Loan Agreement”).

Borrower and Bank have agreed that Bank will extend to Borrower and Borrower will borrow from Bank a term loan to be used to refinance the outstanding indebtedness under the Loan Agreement and the Term Notes, as defined therein, and certain other indebtedness of Borrower to Bank, and have agreed to amend the Loan Agreement to set forth the terms and conditions of such term loan, to amend certain financial covenants in the Loan Agreement and to make certain other changes, all upon the terms and conditions set forth herein.

Statement of Consideration

Accordingly, in consideration of the premises and under the authority of Section 5-1103 of the New York General Obligations Law, Borrower and Bank agree as follows:

Agreement

1.    Amendment. Effective upon the satisfaction of all conditions specified in Section 3 hereof, the Loan Agreement is hereby amended as follows:

A.    Sections 1.8 and 1.9 of the Loan Agreement are hereby amended and restated in their entirety to read as follows:

1.8    “Debt Service Coverage Ratio” shall refer to the sum of Borrower’s and Borrower’s consolidated subsidiaries’ (i) net profits, (ii) depreciation and amortization, (iii) interest expense, and (iv) non-cash expense for such period, compared to the sum of Borrower’s and Borrower’s consolidated subsidiaries’ (v) current maturities of long-term debt (including capitalized leases), (vi) interest expense, and (vii) capital expenditures not funded by debt.

1.9    “Default Interest Rate” means the Stated Prime Rate, as the same may change from time to time, plus four percent (4%) per annum, provided, however, that if any portion of the principal of the Term Note bears interest calculated by reference to a LIBOR Based Rate at the time of maturity or acceleration, Borrower’s right to select pricing options shall cease and such principal shall bear interest at four percent (4%) over such rate until the end of the LIBOR Period then in effect and shall thereafter bear interest at the Stated Prime Rate plus four percent (4%) until paid.

B.    Sections 1.12, 1.13, 1.14 and 1.15 of the Loan Agreement are hereby amended and restated in their entirety to read as follows:

1.12       Intentionally omitted.

1.13       Intentionally omitted.

1.14       Intentionally omitted.

1.15       “GAAP” means generally accepted accounting principles in the United States of America.

C.    Section 1.17 of the Loan Agreement is hereby amended and restated in its entirety to read as follows:

1.17       “LIBOR” means, the rate per annum as determined on the basis of the offered rates for deposits in U.S. dollars, for a period of time comparable to the corresponding LIBOR Period which appears on the Telerate page 3750 as of 11:00 a.m. London time on the day that is two London Banking Days preceding the first day of such LIBOR Period; provided, however, if the rate described above does not appear on the Telerate System on any applicable interest determination date, the LIBOR rate shall be the rate (rounded upwards, if necessary to the nearest one hundred-thousandth of a percentage point), determined on the basis of the offered rates for deposits in U.S. dollars for a period of time comparable to such LIBOR Period which are offered by four major banks in the London interbank market at approximately 11:00 a.m. London time, on the day that is two (2) London Banking Days preceding the first day of such LIBOR Period as selected by the Bank. The principal London office of each of the four major London banks will be requested to provide a quotation of its U.S. dollar deposit offered rate. If at least two such quotations are provided, the rate for that date will be the arithmetic mean of the quotations. If fewer than two quotations are provided as requested, the rate for that date will be determined on the basis of the rates quoted for loans in U.S. dollars to leading European banks for a period of time comparable to such LIBOR Period offered by major banks in New York City at approximately 11:00 a.m. New York City time, on the day that is two London Banking Days preceding the first day of such LIBOR Period. In the event that Bank is unable to obtain any such quotation as provided above, it will be deemed that LIBOR cannot be determined and the outstanding principal amount of the Term Loan shall bear interest at the Stated Prime Rate commencing on the day on which any current LIBOR Period then in effect shall expire and continuing until the Bank using commercially reasonable efforts is able to obtain such a quotation as provided above and Borrower again requests a LIBOR Based Rate. As used in this Agreement, “Banking Day” shall mean, in respect of any city, any date on which commercial banks are open for business in that city.

In the event that the Board of Governors of the Federal Reserve System shall impose a Reserve Percentage with respect to LIBOR deposits of Bank then for any period during which such Reserve Percentage shall apply, LIBOR shall be equal to the amount determined above divided by an amount equal to 1 minus the Reserve Percentage.

D.    Section 1.19 of the Loan Agreement is hereby amended to delete the word “corresponding” from such Section.

E.    Section 1.24 of the Loan Agreement is hereby amended and restated in its entirety to read as follows:

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1.24.      “Obligations” means all debts, liabilities and obligations of Borrower to Bank now existing or hereafter arising or created (including but not limited to all obligations of Borrower under this Agreement and the Term Note), without limitation as to amount, and including without limitation all debts, liabilities and obligations which are direct or indirect, absolute or contingent, and any sums which Bank receives in payment of Obligations and is obligated by a Bankruptcy Court or other legal authority to repay and does so repay. Without limitation of the foregoing, Obligations includes all obligations of the Borrower under any interest rate or currency protection agreement, interest rate or currency future, interest rate or currency option, interest rate or currency swap or cap or other interest rate or currency hedge agreement with the Bank or its Affiliate relating to the Term Loan.

F.    Section 1.31 of the Loan Agreement is hereby amended and restated in its entirety to read as follows:

1.31.      “Term Note” means the Term Note in substantially the form of Exhibit A hereto.

G.    Section 1.32 of the Loan Agreement is hereby amended and restated in its entirety to read as follows:

1.32       Intentionally omitted.

H.    Section 2 of the Loan Agreement is hereby amended and restated in its entirety to read as follows:

2.    Term Loan Facility

2.1.    Term Loan. Subject to the terms and conditions of this Agreement, on the date hereof the Bank shall lend and the Borrower shall borrow the principal amount of $750,000. The Term Loan shall be evidenced by the Term Note in the original principal amount of $750,000.

2.2.    Rates and Payment of Interest.

    (i)    Interest will be charged on the principal amount outstanding from time to time under the Term Note, from the date hereof until paid in full, at a per annum rate which shall be, at Borrower’s election, from time to time, either (A) the Stated Prime Rate or (B) the applicable LIBOR Based Rate.

    (ii)    All interest accrued on the Term Loan shall be payable on the first day of each month after the date hereof.

    (iii)    All interest shall be computed on the basis of a year of 360 days and the actual number of days elapsed and charged for each day on which principal is outstanding at the close of business of such day, including any days for which the payment of principal is extended by reason of Sundays and holidays.

2.3.    LIBOR Based Rate Elections. Borrower shall give Bank two (2) Business Days notice prior to electing a LIBOR Based Rate and corresponding LIBOR Period. If Borrower does not elect a new LIBOR Period at least two Business Days prior to the expiration of any LIBOR Period, the interest rate for the Term Loan may be set by the Bank at the Stated Prime Rate or the LIBOR Based Rate for a 1 month LIBOR Period. Not more than one LIBOR Period may be in effect at one time.

Borrower will have the right to change from a Stated Prime Based Rate to a LIBOR Based Rate at any time with respect to the Term Loan but may change from a LIBOR Based Rate to a Stated Prime Rate only at the end of the applicable LIBOR Period.

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2.4.    Payment of Principal. The principal of the Term Loan shall be payable in twenty-eight substantially equal, consecutive quarterly installments, commencing January 1, 2005 and continuing on the first day of each January, April, July and October thereafter as follows: twenty-seven installments in the amount of $26,785.71 each and a twenty-eighth and final installment due October 1, 2011 in the amount of $26,785.83, at which time all outstanding principal and accrued interest shall be paid in full.

2.5.    Voluntary Prepayment of Principal.

(i)    Except as otherwise provided in this Section 2.5, Borrower shall have the right at any time to terminate this Agreement, and the Term Loan hereunder, by payment in full of the then outstanding aggregate principal and accrued interest of the Term Note.

(ii)    All or any portion of the Term Loan bearing interest at a Stated Prime Based Rate may be repaid at any time without penalty.

(iii)    Borrower may repay all or any portion of the Term Loan bearing interest at a LIBOR Based Rate only on the last day of the applicable LIBOR Period.

(iv)    Borrower shall pay to Bank, upon request of Bank, such amount or amounts as shall be sufficient (in the reasonable opinion of Bank) to compensate it for any loss, cost, or expense incurred as a result of: (i) any repayment of the Term Loan then bearing interest at a LIBOR Based Rate on a date other than the last day of the applicable LIBOR Period (which shall be considered a prepayment); and (ii) any failure by Borrower to pay any portion of the Term Loan then bearing interest at a LIBOR Based Rate on the date for payment specified in Borrower’s written notice. Without limiting the foregoing, Borrower shall pay to Bank a “yield maintenance fee” in an amount computed as follows: The current rate for United States Treasury securities (bills on a discounted basis shall be converted to a bond equivalent) with a maturity date closest to the last day of the term chosen pursuant to the LIBOR Rate Election as to which the prepayment is made, shall be subtracted from the LIBOR Based Rate in effect at the time of prepayment. If the result is zero or a negative number, there shall be no yield maintenance fee. If the result is a positive number, then the resulting percentage shall be multiplied by the amount of the principal balance being prepaid. The resulting amount shall be divided by 360 and multiplied by the number of days remaining in the term chosen pursuant to the LIBOR Rate Election as to which the prepayment is made. Said amount shall be reduced to present value calculated by using the above referenced United States Treasury security rate and the number of days remaining in the term chosen pursuant to the LIBOR Rate Election as to which prepayment is made. The resulting amount shall be the yield maintenance fee due to Bank upon the prepayment of a LIBOR Loan. Each reference in this paragraph to “LIBOR Rate Election” shall mean the election by Borrower of a LIBOR Based Rate. If by reason of an Event of Default, Bank elects to declare the Term Note to be immediately due and payable, then any yield maintenance fee with respect to the Term Loan shall become due and payable in the same manner as though Borrower had exercised such right of prepayment.

2.6.    Payments Generally. All payments shall be made by Borrower to Bank at Ten Fountain Plaza, Buffalo, New York or such other place as Bank may from time to time specify in writing in lawful currency of the United States of America and in immediately available funds, without counterclaim or setoff and free and clear of, and without any deduction or withholding for, any taxes or other payments. Whenever any payment (including principal, interest or any fees or other amounts) hereunder shall become due, or otherwise would occur, on a day that is not a Business Day, the due date of such payment shall be extended to the next succeeding Business Day, and such extension of time shall in such case be included in the computation of interest or fees. All payments shall be applied first to the payment of all fees, expenses and other amounts due to the Bank (excluding principal and interest), then to accrued interest, and the balance on account of outstanding principal; provided, however, that after an Event of Default, payments will be applied to the obligations of Borrower to Bank as Bank determines in its sole discretion.

2.7.    Use of Proceeds. The proceeds of the Term Loan shall be used by Borrower to refinance certain indebtedness of Borrower to Bank.

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I.    Sections 4.2 and 4.3 of the Loan Agreement are hereby amended and restated in their entirety to read as follows:

4.2    Intentionally omitted.

4.3    Intentionally omitted.

J.    Section 4.6 of the Loan Agreement is hereby amended and restated in its entirety to read as follows:

4.6    Will furnish to Bank: (i) within forty-five (45) days after the end of each of its fiscal quarters other than year end, an internally prepared consolidated and consolidating balance sheet, operating statement and statement of changes in shareholders’ equity (if such changes result from other than income) of Borrower at and as of the end of such quarter, together with copies of Borrower’s SEC Form 10-Q SB or equivalent filing; (ii) within one hundred twenty (120) days after the end of each of its fiscal years: a copy of SEC Form 10-K SB or equivalent filing, and consolidated and consolidating financial statements of Borrower as of the end of each such year audited by PricewaterhouseCoopers, LLP or any other independent certified public accountants reasonably satisfactory to Bank; (iii) together with each quarterly financial statement a certificate of the Chairman or Treasurer of Borrower certifying, to his best knowledge and belief, that (a) no Event of Default under the terms of this Agreement has occurred, and (b) no event which would constitute an Event of Default under this Agreement but for the requirement that notice be given or time elapse, or both, has occurred or, if any such event has occurred or then exists, stating the nature thereof and the steps being taken by Borrower to cure same; (iv) as soon as they are available, copies of all proxy statements, annual reports made available to its security holders and annual reports filed by Borrower with the Securities and Exchange Commission; and (v) as soon as they are available, copies of any management letters prepared by Borrower’s accountants.

K.    Section 5.5 of the Loan Agreement is hereby amended and restated in its entirety to read as follows:

5.5    Mortgage, pledge or otherwise encumber any of its assets, except for (i) liens granted to Bank; and (ii) “purchase money security interests in goods” as described in Section 9.103 of the New York Uniform Commercial Code.

L.    Section 6.2 of the Loan Agreement is hereby amended to delete the last sentence thereof.

M.    Section 8.3 of the Loan Agreement is hereby amended to change the words “Gerald A. Lee Vice President” to “Colleen M. O’Brien Vice President.”

N.    Section 8.5 of the Loan Agreement is hereby amended to change the words “any of the Term Notes” to “the Term Note.”

O.    Section 8.7 of the Loan Agreement is hereby amended to change the word “Company” therein to “Borrower” and the words “Term Notes” therein to “Term Note.”

P.    Sections 8.8 and 8.10 of the Loan Agreement are each amended to change the words “either of the Term Notes” therein to “the Term Note.”

Q.    All references to the “Term Notes” in any Section of the Loan Agreement which is not amended above shall be amended to change the words “Term Notes” to the words “Term Note.”

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R.    Exhibit A to the Loan Agreement is hereby amended and restated to read as Exhibit A to this Second Amendment.

2.    Representations and Warranties. Borrower makes the following representations and warranties to Bank which shall be deemed to be continuing representations and warranties so long as any obligations, including indebtedness of Borrower to Bank arising under the Loan Agreement or any note delivered pursuant thereto remain unpaid:

A.    Authorization. Borrower has full power and authority to borrow under the Loan Agreement, as amended hereby, and to execute, deliver and perform this Second Amendment and any documents delivered in connection with it and all other related documents and transactions, all of which have been duly authorized by all proper and necessary corporate action. The execution and delivery of this Second Amendment by Borrower will not violate the provisions of, or cause a default under, Borrower’s Certificate of Incorporation or By-Laws or any agreement to which the Borrower is a party or by which it or its assets are bound.

B.    Binding Effect. This Second Amendment has been duly executed and delivered by Borrower and constitutes the legal, valid and binding obligation of Borrower enforceable in accordance with its terms.

C.    Consents; Governmental Approvals. To the best of the Company’s knowledge, no consent, approval or authorization of, or registration, declaration or filing with, any governmental body or authority or any other party is required in connection with the valid execution, delivery or performance of this Second Amendment or any other document executed and delivered therewith or in connection with any other transactions contemplated hereby.

D.    No Events of Default. There is, on the date hereof, no event or condition which constitutes an Event of Default under any of the Loan Documents or which, with notice and/or the passage of time, would constitute an Event of Default.

E.    No Material Misstatements. Neither this Second Amendment nor any document delivered to Bank by or on behalf of Borrower to induce Bank to enter into this Second Amendment contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements herein or therein not misleading in light of the circumstances in which they were made.

3.    Conditions of Effectiveness. This Second Amendment shall become effective when and only when Bank shall have received counterparts of this Second Amendment executed by Borrower and Bank and the following conditions shall have been fulfilled:

A.    Documents. All instruments, certificates and agreements to be furnished to the Bank hereunder shall be of such form and content as the Bank shall reasonably require, and the Borrower shall furnish such consents, authorizations and other instruments and agreements as the Bank may reasonably deem necessary to effectuate the intent of this Second Amendment.

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B.    Opinion of Counsel. Counsel to Borrower shall have delivered to the Bank an opinion in form and substance satisfactory to the Bank.

C.    Authorization. The Borrower shall have taken appropriate corporate action to authorize, and the Borrower’s Board of Directors shall have adopted resolutions authorizing the execution and delivery of this Second Amendment and the taking of all action called for by this Second Amendment, and the Borrower shall have furnished to Bank certified copies of all such corporate action and Board resolutions and such other certified corporate documents as the Bank may request.

D.    Costs and Expenses. Borrower shall have complied with Section 5 of this Second Amendment.

E.    Acknowledgment. G. N. Metals Products, Inc., The Ontario Knife Company and Queen Cutlery Company, Inc. shall each have delivered to Bank an Acknowledgment in form and substance satisfactory to Bank and such additional documents as Bank or its counsel may reasonably require and all documents, instruments and other legal matters in connection with this Second Amendment shall be satisfactory in form and substance to Bank and its counsel.

4.    Reference to and Effect on Loan Documents.

A.    Upon the effectiveness hereof, each reference in the Loan Agreement to “this Agreement,” “hereunder,” “hereof,” “herein,” or words of like import, and each reference in the Loan Documents to the Loan Agreement shall mean and be a reference to the Loan Agreement as amended by this Second Amendment.

B.    The Loan Agreement, as amended by this Second Amendment, represents the entire understanding and agreement between the parties hereto with respect to the subject matter hereof. This Second Amendment supersedes all prior negotiations and any course of dealing between the parties with respect to the subject matter hereof. This Second Amendment shall be binding upon Borrower and its successors and assigns, and shall inure to the benefit of, and be enforceable by, Bank and each of its successors and assigns. The Loan Agreement, as amended hereby, is in full force and effect and, as so amended, is hereby ratified and reaffirmed in its entirety. The Borrower acknowledges and agrees on the date hereof that the Loan Agreement (as amended by this Second Amendment) and each other Borrower Document, as defined in the Loan Agreement, to which Borrower is a party is in full force and effect, that its obligations thereunder and under this Second Amendment are its legal valid and binding obligations enforceable against it in accordance with the terms thereof and hereof, subject to bankruptcy, insolvency, and other similar laws affecting creditors’ rights generally, and it has no defense, whether legal or equitable, setoff or counterclaim to the payment and performance of such obligations.

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C.    The execution, delivery and effectiveness of this Second Amendment shall not operate as a waiver of any right, power or remedy of Bank under the Loan Agreement, nor constitute a waiver of any provision of the Loan Agreement.

5.    Costs and Expenses. Borrower agrees to pay on demand all costs and expenses of Bank in connection with the preparation, negotiation, administration, execution and delivery of this Second Amendment and the other documents related hereto, including the reasonable fees, charges and disbursements of counsel for Bank.

6.    Governing Law. Pursuant to Section 5-1401 of the New York General Obligations Law, the laws of the State of New York shall govern the validity, construction, enforcement and interpretation of this Second Amendment in whole without regard to any rules of conflicts-of-laws that would require the application of the laws of any jurisdiction other than the State of New York.

7.    Headings. Section headings in this Second Amendment are included herein for convenience of reference only and shall not limit or otherwise affect the meanings of this Second Amendment or be used to construe its provisions.

8.    Execution in Counterparts. This Second Amendment may be executed in any number of counterparts and by the different parties hereto on separate counterparts, each of which shall be deemed to be an original, and all of which taken together shall constitute one and the same Second Amendment, regardless of whether or not the execution by all parties shall appear on any single counterpart. Delivery of an executed counterpart of a signature page to this Second Amendment by telecopier shall be effective as delivery of a manually executed counterpart of this Second Amendment.

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IN WITNESS WHEREOF, the parties hereto have each caused a counterpart of this Second Amendment to be executed by their respective representatives thereunto duly authorized, as of the date first above written.

SERVOTRONICS, INC.

By: /s/Lee D. Burns
Lee D. Burns
Treasurer and Chief Financial
Officer

FLEET NATIONAL BANK,
A Bank of America company

By: /s/Colleen M. O’Brien
Colleen M. O’Brien
Vice President

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STATE OF NEW YORK	)
) SS.:
COUNTY OF ERIE	)

On the 20th day of December, in the year 2004, before me, the undersigned, personally appeared LEE D. BURNS, personally known to me or proved to me on the basis of satisfactory evidence to be the individual(s) whose name(s) is (are) subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their capacity(ies), and that by his/her/their signature(s) on the instrument, the individual(s), or the person upon behalf of which the individual(s) acted, executed the instrument.

/s/George F. Bellows
Notary Public
George F. Bellows
Notary Public, State of New York
Qualified in Erie County
My Commission Expires 04/14/2006

STATE OF NEW YORK	)
) SS.:
COUNTY OF ERIE	)

On the 20th day of December, in the year 2004, before me, the undersigned, personally appeared COLLEEN M. O’BRIEN, personally known to me or proved to me on the basis of satisfactory evidence to be the individual(s) whose name(s) is (are) subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their capacity(ies), and that by his/her/their signature(s) on the instrument, the individual(s), or the person upon behalf of which the individual(s) acted, executed the instrument.

/s/Lynn M. Kisker
Notary Public
Lynn M. Kisker
Notary Public, State of New York
Qualified in Erie County
My Commission Expires 04/11/2006